August 30, 2018

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by ClearBridge Energy MLP Opportunity Fund Inc., File No. 333-226149

Dear Mr. Minore:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund,” the “Acquiring Fund” or “EMO”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2018, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on July 26, 2018 and August 10, 2018 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General Comments

1.

With respect to the Fund’s responses to the Staff’s comments, please ensure that any such responses are filed as correspondence on EDGAR. Although Tandy representations are no longer required in comment letters, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

As the Staff requested, the Fund is filing this response letter as correspondence via EDGAR. The Fund and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Question & Answer Comments

2.

Regarding the question “What are the benefits of the Merger?” on page 1, the Staff notes that the phrase “substantially similar” is ambiguous. Please instead state that there are no material differences between EMO’s and ClearBridge American Energy MLP Fund Inc.’s (“CBA”) investment objectives, policies and strategies. In the alternative, highlight any material differences between EMO’s and CBA’s investment objectives, policies and strategies.

In response to the Staff’s comment, the Fund has revised the disclosure to state that there are no material differences between EMO’s and CBA’s investment objectives, policies and strategies.

3.

Regarding the question “Are EMO’s investment objectives and policies similar to those of CBA?” on page 2, the Staff notes that the table on page 3 should include a separate line item for any investment type that represents 5% or more of the portfolio mix. Accordingly, to the extent the “Other” line item for either CBA or the combined fund contains an investment type that is greater than 5% please revise the table accordingly.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

4.

Regarding the question “How does CBA’s performance compare to EMO’s?” on page 3, please confirm that CBA does not yet have five years of performance data or, in the alternative, provide the five-year performance data for CBA.

In response to the Staff’s comment, the Fund has revised the disclosure to include five-year performance data for CBA.

5.

Regarding the question “What are the Funds’ net operating loss and capital loss carryovers?” on page 4, the Staff notes that any net operating losses that will be lost as a result of the Merger should be disclosed in your response to this question. In addition, to the extent that EMO or CBA will be disproportionately sharing its net operating losses with CBA or EMO, respectively, as a result of the Merger, please also disclose such fact in your response to this question.

In response to the Staff’s comment, the Fund has incorporated the requested revisions.

Proxy Statement/Prospectus Comments

6.	Please identify supplementally the exemption from registration under which the mandatory redeemable preferred stock (“MRPS”) will be issued.

In response to the Staff’s comment, the Fund notes that it will rely on the exemption from registration under Section 4(a)(2) of the Securities Act.

7.	Please incorporate by reference EMO’s and CBA’s Semi-Annual Reports to Stockholders for the Period Ended May 31, 2018, which were filed on July 26, 2018.

The Fund has incorporated by reference EMO’s and CBA’s Semi-Annual Reports to Stockholders for the Period Ended May 31, 2018.

8.

Please confirm that the tax opinion will be filed concurrently with the closing of the Merger as an exhibit with a post-effective amendment, as contemplated in Section III.D.2 of Staff Legal Bulletin No. 19, and revise the disclosure under “Item 17. Undertakings” as such. Please also confirm that the final tax opinion and consent of counsel will be consistent with the Staff’s views expressed in Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Fund confirms that a tax opinion will be filed concurrently with the closing of the Merger as an exhibit with a post-effective amendment, and both the final tax opinion and consent of counsel will be consistent with the Staff’s views expressed in Staff Legal Bulletin No. 19. In addition, the Fund has incorporated the requested revision.

9.

In the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” that begins on page 5 of the Proxy Statement/Prospectus under “Principal Investment Polices and Strategies,” the Staff notes that stockholders must be provided with at least 60 days’ written notice of a change in EMO’s 80% policy. Please confirm that stockholders have received written notice of the change in EMO’s 80% policy.

The Fund confirms that stockholders have received 60 days’ written notice of the change in EMO’s 80% policy.

10.

Please confirm supplementally that acquired fund fees and expenses are less than one basis point for EMO, CBA and the combined fund. Alternatively, please add a line item for acquired fund fees and expenses in the “Fee Table” on page 3 of the Proxy Statement/Prospectus.

The Fund confirms that acquired fund fees and expenses are less than one basis point for EMO, CBA and the combined fund.

11.

Regarding the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” that begins on page 5 of the Proxy Statement/Prospectus under “Principal Investment Policies and Strategies,” the Staff notes that EMO may invest in unregistered or otherwise restricted securities, including restricted securities issued by non-public companies. Please confirm that EMO does not currently invest in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act or, in the alternative, confirm that EMO will limit its investments in such issuers to no more than 15% of its assets.

In response to the Staff’s comment, the Fund confirms that it currently does not exceed and that in the future it will limit its investments in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of its assets.

12.

Regarding the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” that begins on page 5 of the Proxy Statement/Prospectus under “Principal Investment Policies and Strategies,” please revise the disclosure on page 7 to state that debt securities rated below investment grade are also known as “junk bonds.”

In response to the Staff’s comment, the Fund has incorporated the requested revision.

13.

Regarding the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” that begins on page 5 of the Proxy Statement/Prospectus under “Additional Investment Policies and Strategies,” please revise the disclosure on page 12 to indicate that there is no limitation on EMO’s investment in foreign issuers and emerging markets. In the alternative, please disclose any limitation with respect to investments in foreign issuers generally and emerging markets as a subset, each as a percentage of EMO’s net assets.

In response to the Staff’s comment, the Fund has revised the disclosure to indicate that there is no limitation on EMO’s investment in foreign issuers and emerging markets.

14.

Regarding the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” that begins on page 5 of the Proxy Statement/Prospectus under “Additional Investment Policies and Strategies,” the Staff notes that the disclosure on page 12 indicates that EMO may enter into derivative transactions. Please note that the Commission and the Staff have made a number of public observations about derivatives and related disclosures, including in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate.

In response to the Staff’s comment, the Fund confirms that it believes its disclosure relating to its use of derivatives is appropriate.

15.

The expenses paid to Broadridge Financial Solutions, Inc. (“Broadridge”) for its proxy solicitation services, as disclosed in the section titled “Expenses of Proxy Solicitation” on page 89 of the Proxy Statement/Prospectus, should also be disclosed in the section titled “Common Questions About the Proposed Merger.” In addition, the Staff notes that the disclosure that the expenses paid to Broadridge will be borne by EMO and CBA is inconsistent with the disclosure that all expenses associated with the Merger will be paid by Legg Mason Partners Fund Adviser, LLC (“LMPFA”), or an affiliate thereof. Please reconcile the inconsistencies.

In response to the Staff’s comment, the Fund has incorporated the requested revision. In addition, the Fund has revised the disclosure on page 89 to state that the expenses paid to Broadridge will be borne by LMPFA.

Statement of Additional Information Comments

16.

Regarding the section titled “Financial Statements” on page S-2 of the Statement of Additional Information, please incorporate by reference EMO’s and CBA’s Semi-Annual Reports to Stockholders for the Period Ended May 31, 2018, which were filed on July 26, 2018.

The Fund has incorporated by reference EMO’s and CBA’s Semi-Annual Reports to Stockholders for the Period Ended May 31, 2018.

Part C Comments

17.	Please confirm that all exhibits to the registration statement will be filed with a pre-effective amendment.

The Fund confirms that all exhibits to the registration statement, except as noted in the response to Comment 8, have been filed with Amendment No. 1.

18.	Please revise the “Signatures” page to state that Richard F. Sennett is signing as EMO’s Principal Financial and Accounting Officer.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

Proxy Statement/Prospectus and Statement of Additional Information Accounting Comments

19.

Please note that the financial information based on the financial statements for the fiscal year ended November 30, 2017 is more than 245 days old. Please file a pre-effective amendment that includes financial information throughout based on the unaudited financial statements for the six-month reporting period ended May 31, 2018.

The Fund has included financial information throughout Amendment No. 1 based on the unaudited financial statements for the six-month reporting period ended May 31, 2018.

20.	Please provide a consent from the Fund’s prior auditor for information from the financial statements for the fiscal year ended November 30, 2016.

The Fund has filed a consent from its prior auditor with respect to information from the financial statements for the fiscal year ended November 30, 2016 as Exhibit 14 to Amendment No. 1.

21.	Please confirm that the fees disclosed in the “Fee Table” on page 3 of the Proxy Statement/Prospectus reflect current fees as required by Item 3(a) of Form N-14.

In response to the Staff’s comment, the Fund confirms that the fees disclosed in the “Fee Table” are current fees as required by Item 3(a) of Form N-14.

22.

In the section titled “Pro Forma Financial Statements” that begins on page S-2 of the Statement of Additional Information, please also provide the pro forma increases/decreases to expenses on page S-3 in basis points as well as dollars and include an explanatory note for each increase or decrease in expenses.

In response to the Staff’s comment, the Fund has incorporated the requested revisions.

23.

In the section titled “Pro Forma Financial Statements” that begins on page S-2 of the Statement of Additional Information, please add disclosure of the estimated dollar amount of the costs of the Merger that will be borne by the Adviser.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

24.

In the section titled “Pro Forma Financial Statements” that begins on page S-2 of the Statement of Additional Information, please include a statement that the Acquiring Fund will be the accounting survivor in connection with the Merger.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP